Exhibit 99.1

Theratechnologies Receives Nasdaq Notification Letter Regarding Share Price

MONTREAL, March 7, 2023 (GLOBE NEWSWIRE) — Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced receipt of a notification letter (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated March 3, 2023, advising that the Company was not in compliance with Listing Rule 5550(a)(2) as the bid price of the Company’s listed securities had closed at less than US$1.00 per share over the last 30 consecutive business days (the “Minimum Bid Price Requirement”) from January 19, 2023 to March 2, 2023.

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Notification Letter, until August 30, 2023 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement.

If at any time before the expiration of the Compliance Period the bid price of the Company’s common shares (the “Shares”) closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement.

The Nasdaq Notification Letter does not affect day-to-day trading and does not result in the delisting of the Company’s Shares.

Theratechnologies Shares are also listed on the Toronto Stock Exchange, and the Nasdaq Notification Letter does not affect the Company’s compliance status with that listing.

If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance.

To qualify for that additional 180 calendar day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company intends to continue actively monitoring the bid price for its Shares between now and the expiration of the Compliance Period and will consider all available options to resolve the deficiency with every intention to regain compliance with the Minimum Bid Price Requirement.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement during the Compliance Period and, failing such compliance, that it will meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, to benefit from the additional 180 calendar day period to regain compliance with Nasdaq rules. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023 under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Elif McDonald

Senior Director, Investor Relations

ir@theratech.com

1-438-315-8563